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                                                               Exhibit 99

                       DESCRIPTION OF CAPITAL STOCK


General


     The authorized capital stock of Armco Inc. ("Armco") consists of (i) 150,000,000 shares of Common Stock, par value $.01 per share ("Armco Common Stock"), of which, at February 28, 1997, 106,457,166 shares were issued and outstanding; (ii) 6,697,231 shares of Class A Preferred Stock, no par value ("Class A Preferred Stock"), issuable in series, of which, at February 28, 1997, 1,697,231 shares of Armco $2.10 Cumulative Convertible Preferred Stock ("$2.10 Preferred Stock") were issued and outstanding and 2,700,000 shares of $3.625 Cumulative Convertible Preferred Stock ("$3.625 Preferred Stock") were issued and outstanding; and of which 750,000 shares had been designated Participating Preferred Stock (the "Participating Preferred Stock"), none of which were issued; and (iii) 5,000,000 shares of Class B Preferred Stock, par value $1 per share ("Class B Preferred Stock"), issuable in series, of which, at February 28, 1997, 999,900 shares of $4.50 Cumulative Convertible Preferred Stock ("$4.50 Preferred Stock") were issued and outstanding. The Class A Preferred Stock and the Class B Preferred Stock are sometimes referred to herein as the "Armco Preferred Stock." No class of authorized capital stock of Armco, including the Armco Common Stock, has preemptive or other subscription rights.

     Armco is authorized to issue the Armco Preferred Stock in one or more series with such designations, powers, preferences and rights, and qualifications, limitations or restrictions thereon, as are permitted under Armco's Amended Articles of Incorporation and as shall be stated in the resolutions providing for the issue thereof as may be adopted by the Armco Board of Directors. The Class A Preferred Stock and the Class B Preferred Stock rank equally, whether or not dividend rates, dividend payment dates, redemption or liquidation prices per share of any series of Class A Preferred Stock differ from those of the Class B Preferred Stock, and the holders of Class A Preferred Stock and Class B Preferred Stock shall be entitled to the receipt of dividends and of the amounts distributable upon liquidation, dissolution or winding up, in proportion to their respective rates or liquidation prices, without preference or priority one over the other. Shares of Class A Preferred Stock which shall have been purchased, redeemed or otherwise acquired by Armco, including shares which have been converted or exchanged into another class or series of capital stock or other securities of Armco, shall be deemed retired and shall not be reissued or resold. Shares of Class B Preferred Stock purchased, redeemed or otherwise acquired by Armco will be restored to the status of authorized but unissued shares of Class B Preferred Stock, without designation as to series, and may thereafter be issued by the Armco Board of Directors.

     Each issued and outstanding share of Armco Preferred Stock is currently convertible into shares of Common Stock -- each $2.10 Preferred Stock share into 1.27 shares, each $4.50 Preferred Stock share into 2.22 shares and each $3.625 Preferred Stock share into 6.78 shares; provided, that the conversion rights of any shares of Armco Preferred Stock called for redemption shall terminate at the close of business on the business day (or on the fifth day, in the case of the $3.625 Preferred Stock) preceding the date fixed for redemption, unless default shall be made in payment of the redemption price. The number of shares of Armco Common Stock into which such Armco Preferred Stock shares are convertible is subject to adjustment under certain circumstances, such as splits or combinations of the Armco Common Stock or dividends on the Armco Common Stock paid in Armco Common
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Stock or non-cash assets.  In addition, under certain circumstances involving a Change of Control (as defined in the terms of the $3.625 Preferred Stock), each issued and outstanding share of the $3.625 Preferred Stock may be converted, at the option of the holder, for a limited period into a number of shares of Armco Common Stock determined by formula. These special conversion rights of the $3.625 Preferred Stock may deter certain mergers, tender offers or other takeover attempts.

     On February 23, 1996, the Armco Board of Directors adopted a Stockholder Rights Plan and declared a dividend distribution of one preferred stock purchase right for each outstanding share of Armco Common Stock to stockholders of record at the close of business on June 26, 1996. Each Right, when exercisable, entitles the registered holder to purchase from Armco a unit consisting of one two-hundredths of a share of Participating Preferred Stock. Prior to the earlier of the Rights Distribution Date and the Expiration Date (each as hereinafter defined), one Right will be distributed with each share of Armco Common Stock issued. See "Preferred Stock Purchase Rights." Armco's prior existing Stockholder Rights Plan expired on June 26, 1996.

     The documents defining the terms of the Armco Common Stock, the Rights and the Armco Preferred Stock are available for inspection upon request at the office of the Secretary of Armco. Such documents are also on file with and available for inspection at the Securities and Exchange Commission, 450 Fifth Street N.W., Washington, D.C. 20549, and the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.
The statements set forth below are only summaries of such terms and provisions and reference should be made to such documents and instruments for complete statements of such terms and provisions.

Dividend Rights

     Subject to the prior rights of the holders of Armco Preferred Stock to receive dividends in cash at the rate provided for, and subject to any restrictions or limitations contained in the express terms and provisions of any shares of Armco Preferred Stock, dividends may be declared and paid upon the Armco Common Stock, as and when determined by the Armco Board of Directors, out of funds legally available therefor. At the April 23, 1993, annual meeting, Armco's shareholders voted to reduce the par value of Armco's common stock to $0.01 per share from $1.00 per share. As a result, $102.7 million was transferred from Armco's stated capital account for its common stock to additional paid-in capital, increasing surplus from which Armco is permitted, under Ohio law, to pay dividends on its common and preferred stock issues. Armco is incorporated in Ohio. In addition, the corporate statute of Ohio provides that Ohio corporations that recognize immediately the full amount of their transition obligation under Statement of Financial Accounting Standards ("SFAS"), SFAS 106, as Armco did, could increase the amount available for payment of dividends by adding to the corporation's surplus at the time of the dividend the amount of the difference between the reduction in the corporation's surplus that resulted from the immediate recognition of the SFAS 106 transition obligation and the amount of the transition obligation that would have been recognized at the time of the dividend had the corporation elected to amortize its recognition of such transition obligation. At December 31, 1996, the amount from which Armco is permitted to pay dividends under this provision was $89.3 million.

     The express terms and provisions of the $4.50 Preferred Stock provide that the holders of shares of $4.50 Preferred Stock are entitled to receive cumulative dividends at the annual rate of $4.50 per share before cash dividends are paid on the Armco Common Stock. The express terms and provisions of the $3.625 Preferred Stock provide that the holders of shares of $3.625 Preferred Stock are entitled to receive cumulative dividends at the annual

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rate of $3.625 per share before cash dividends are paid on the Armco
Common Stock. The express terms and provisions of the $2.10 Preferred Stock provide that the holders of shares of $2.10 Preferred Stock are entitled to receive cumulative dividends at the annual rate of $2.10 per share before cash dividends are paid on the Armco Common Stock. If Armco has failed to pay any accrued cumulative dividends on any shares of Armco Preferred Stock or has not paid or declared and provided for the dividends on outstanding shares of Armco Preferred Stock for the then current dividend period, Armco may not purchase or redeem any shares of Armco Common Stock. See "Dividend Payment Restrictions".

     As defined by the Internal Revenue Service, Armco did not have "current earnings or profits" in 1996. Accordingly, all dividend distributions paid in 1996 should be considered a return of capital and/or capital gain, depending on the holder's tax basis in the stock. Similarly, any dividends paid by Armco on its stock in 1997 will be taxable as ordinary income only to the extent of Armco's "earnings and profits."


Voting Rights

     Except as otherwise required by law, the holders of Armco Common Stock, as well as the holders of Class A Preferred Stock, are entitled at all times to one vote for each share of such stock owned by them. Except as set forth below, the holders of Class B Preferred Stock are not entitled to vote on any matter.

     If proper and timely notice is given by any shareholder before the time fixed for holding a meeting for the election of directors that such shareholder desires to cumulate his votes at such election, and if an announcement of the giving of such notice is made upon the convening of the meeting, each shareholder shall have the right to cumulate his votes and give one candidate as many votes as equal the number of directors to be elected multiplied by the number of votes to which he is entitled, or to distribute them on the same principle among as many candidates as such shareholder sees fit.

     Shareholders who are entitled to vote in the election of directors generally may nominate director candidates for election. Such shareholders must deliver written notice thereof to the Secretary of Armco not later than (i) with respect to an election to be held at any annual meeting of shareholders, 90 days prior to the date one year from the date of the immediately preceding annual meeting of shareholders, and
(ii) with respect to an election to be held at any special meeting of shareholders for the election of directors, the close of business on the tenth day following the date on which notice of such meeting is first given to shareholders. The provision relating to director nomination may have the effect of delaying, deferring or preventing a change in control of Armco.

     In the event of a default in the payment of the equivalent of six quarterly dividends payable to holders of the Class A Preferred Stock or the Class B Preferred Stock, the respective holders of the outstanding shares of the Class A Preferred Stock or the Class B Preferred Stock, as the case may be, voting as a class, are entitled to elect two additional directors to serve on the Armco Board of Directors until such default is cured. In addition, as a prerequisite to the adoption of (i) any amendment of the Armco Amended Articles of Incorporation (the "Armco Articles") materially altering any existing provision of the Class A Preferred Stock or the Class B Preferred Stock, such amendment must receive the affirmative approval of at least two-thirds of the outstanding shares of the Class A Preferred Stock or the Class B Preferred Stock, as the case may be, voting as a class, and (ii) any amendment of the Armco Articles which increases the authorized number of shares of the Class A Preferred Stock or the Class B Preferred Stock or creates any class of shares which ranks equally with or prior to the Class A Preferred Stock or the Class B Preferred Stock, such amendment must
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receive the affirmative approval of a majority of the outstanding shares of the Class A Preferred Stock or the Class B Preferred Stock, as the case may be, voting as a class.

Liquidation Rights

     In the event of any voluntary or involuntary liquidation of Armco, the holders of shares of the $4.50 Preferred Stock will be entitled to receive from the assets of Armco, prior to any payment to the holders of Armco Common Stock, the sum of $50 per share, plus dividends accrued and unpaid to the date of payment. In the event of the voluntary liquidation of Armco, the holders of shares of the $2.10 Preferred Stock will be entitled to receive from the assets of Armco, prior to any payment to the holders of Armco Common Stock, the sum of $40 per share, plus dividends accrued and unpaid to the date of payment. In the event of the involuntary liquidation of Armco, the holders of shares of the $2.10 Preferred Stock similarly will be entitled to receive from the assets of Armco the sum of $15 per share, plus dividends accrued and unpaid to the date of payment, prior to any distribution to holders of Armco Common Stock. In the event of any voluntary or involuntary liquidation of Armco, the holders of shares of the $3.625 Preferred Stock will be entitled to receive from the assets of Armco, prior to any payment to the holders of Armco Common Stock, the sum of $50 per share, plus dividends accrued and unpaid to the date of payment. After such payments to the holders of Armco Preferred Stock, any remaining assets available for distribution to common shareholders will be distributed to the holders of the Armco Common Stock pro rata in accordance with their respective shares.

Redemptions

     Shares of the $2.10 Preferred Stock may be redeemed at Armco's option for a purchase price of $40 per share, plus dividends accrued and unpaid to the date of redemption. Shares of the $3.625 Preferred Stock may be redeemed at Armco's option on or after October 15, 1996 for a purchase price per share starting at $52.1750 and declining, at 12-month intervals, to $50 on and after October 15, 2002, plus dividends accrued and unpaid to the date of redemption. Shares of the $4.50 Preferred Stock may be redeemed at Armco's option for a purchase price of $50 per share, plus dividends accrued and unpaid to the date of redemption. Notice of any redemption of shares of Armco Preferred Stock shall be given not less than thirty days prior to the date fixed for redemption to the holders of record of the shares to be redeemed by mail to the respective addresses of such holders as the same shall appear on the stock books of Armco and, if the Armco Board of Directors so determines, by publication of notice in the manner prescribed by the Board of Directors.

Dividend Payment and Stock Purchase Restrictions

     Armco has restrictive covenants under various loan agreements relating to the payment of dividends on, or the purchase of, its capital stock. At December 31, 1996, Armco and Armco Funding Corporation had two credit facilities with a group of banks to provide for borrowings up to $170 million on a revolving credit basis with security provided by certain of Armco's receivables and inventories. Under a receivables purchase agreement, Armco sells substantially all its trade receivables to a wholly owned subsidiary, Armco Funding Corporation. These receivables are used to secure a $120 million facility between Armco Funding Corporation and the banks. This facility has a five-year term and expires in the year 2000. Under an inventory credit facility, Armco has a revolving credit agreement with a group of banks providing $50 million for revolving credit loans secured by Armco's inventories. This facility has a three-year term and expires in 1998. The inventory credit agreement subjects Armco to certain restrictions and covenants related to, among other things, minimum level requirements relating to working capital, net income, current ratio and interest coverage ratio. The inventory credit facility permits the payment of dividends on the

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outstanding $4.50 Preferred Stock, the outstanding $3.625 Preferred Stock and the outstanding $2.10 Preferred Stock so long as Armco is not in default under the credit facility.

     Under the terms of the inventory credit facility, Armco cannot pay cash dividends on its common stock. In addition, under the terms of the indentures for Armco's 11.375% Senior Notes due 1999, and 9.375% Senior Notes due 2000, Armco can pay a dividend on the Armco Common Stock if it meets certain financial tests described in the indentures. Armco does not expect to satisfy these tests described in such indentures during the remainder of 1997. In addition to preventing Armco from paying dividends on the Armco Common Stock, the inability to meet such financial tests prohibits Armco from repurchasing its capital stock.

     Under Ohio law, at December 31, 1996, the surplus from which Armco is permitted to pay dividends was $89.3 million. Under the terms of Ohio law, Armco is currently not permitted to purchase shares of its capital stock.

Preferred Stock Purchase Rights

     The Rights are issued under a Rights Agreement between Armco and Fifth Third Bank. Each Right entitles the registered holder to purchase a unit consisting of one two-hundredths of a share (a "Unit") of Participating Preferred Stock at a purchase price of $20.00 per Unit, subject to adjustment.

     The Rights are attached to all Armco Common Stock certificates representing shares outstanding, and no separate Rights Certificates were distributed. The Rights will separate from the Armco Common Stock and a distribution date will occur upon the earliest of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Armco Common Stock (the "Stock Acquisition Date") or (ii) ten business days following the commencement of a tender offer or exchange offer that would if consummated result in a person or group beneficially owning 20% or more of such outstanding shares of Armco Common Stock or
(iii) ten business days after the Board of Directors of the Company shall declare any Person to be an "Adverse Person," upon a determination that such person, alone or together with its affiliates and associates, has or will become the beneficial owner of 10% or more of the outstanding shares of Armco Common Stock (provided that any such determination shall not be effective until such Person has become the Beneficial Owner of 10% or more of the outstanding shares of Armco Common Stock) and a determination by at least a majority of the "Continuing Directors" (who generally are those directors who were directors of Armco on February 23, 1996 or who subsequently became directors and whose elections or nominations were approved by a majority of the continuing directors, including consultation with such persons as such directors shall deem appropriate, that (a) such beneficial ownership by such person is intended to cause, is reasonably likely to cause or will cause the Company to repurchase the Armco Common Stock beneficially owned by such person or to cause pressure on the Company take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transactions or series of transactions at the time or (b) such beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment) of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company or (c) such beneficial ownership otherwise is determined to be not in the best interests of the Company and its
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stockholders, employees, customers and communities in which the Company and its subsidiaries do business.

     However, the Board of Directors may not declare a person to be an Adverse Person if, prior to the time that the person acquired 10% or more of the shares of Armco Common Stock then outstanding, such person provided to the Board of Directors in writing a statement of the person's purpose and intentions in connection with the proposed acquisition of Armco Common Stock, together with any other information reasonably requested of the person by the Board of Directors, and the Board of Directors, based on such statement and reasonable inquiry and investigation as it deems appropriate, determines to notify and notifies such person in writing that it will not declare the person to be an Adverse Person; provided, however, that the Board of Directors may expressly condition in any manner a determination not to declare a person an Adverse Person on such conditions as the Board of Directors may select, including, without limitation, such person's not acquiring more than a specified amount of stock and/or on such person's not taking actions inconsistent with the purposes and intentions disclosed by such person in the statement provided to the Board of Directors. In the event that the Board of Directors should at any time determine, upon reasonable inquiry and investigation, that such person has not met or complied with any conditions specified by the Board of Directors, the Board of Directors may at any time thereafter declare the person to be an Adverse Person.

     Until the Distribution Date (i) the Rights will be evidenced by the Armco Common Stock certificates and will be transferred with and only with such Armco Common Stock certificates, (ii) new Armco Common Stock certificates issued after June 26, 1996 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Armco Common Stock outstanding will also constitute the transfer of the Rights associated with the Armco Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on June 26, 2006, unless earlier redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Armco Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except for certain issuances in connection with outstanding options and convertible securities and as otherwise determined by the Board of Directors, only shares of Armco Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that the Board of Directors determines that a person is an Adverse Person or, at any time following the Distribution Date, a persons becomes the beneficial owner of 25% or more of the then-outstanding shares of Armco Common Stock, each holder of a Right will thereafter have the right to receive at the time specified in the Rights Agreement, (x) upon exercise and payment of the exercise price, Armco Common Stock (or, in certain circumstances, cash, property or other securities of Armco) having a value equal to two times the exercise price of the Right or (y) at the discretion of the Board of Directors, upon exercise and without payment of the exercise price, Armco Common Stock (or, in certain circumstances, cash, property or other securities of Armco) having a value equal to the difference between the exercise price of the Right and the value of the consideration which would be payable under clause (x). Notwithstanding the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person will be null and void. However, Rights are not exercisable following the

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occurrence of either of the events set forth above until such time as the
Right are no longer redeemable by Armco as set forth by Armco.

     In the event that, at any time following the Stock Acquisition Date,
(i) Armco is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer described in second preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth are hereinafter referred to as the "Triggering Events."

     The Purchase Price payable, and the number of Units of Preferred stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution
(i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     In general, the Company may redeem the Rights in whole, but not in part, at a price of $0.0025 per Right, at any time until 10 business days following the Stock Acquisition Date; provided, however, that with certain exceptions the Company shall be so entitled to redeem the Rights only if the Board of Directors then consists of a majority of Continuing Directors. Moreover, redemption would not be permitted after 10 business days following the effective date of any declaration by the Board of Directors that any persons an Adverse Person. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person or Adverse Person reduces his beneficial ownership to less than 105 of the outstanding shares of Armco Common Stock in a transaction or series of transactions not involving the Company and there are no other Acquiring Persons or Adverse Persons. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.0025 redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or Adverse Person), or to shorten or lengthen any time

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period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made when the Rights are not redeemable; and provided further, that any amendment to the redemption provision shall be effective only if the Board of Directors consists of a majority of Continuing Directors.


Participating Preferred Stock

     The Participating Preferred Stock purchasable upon exercise of the Rights will be non-redeemable and will rank in parity with all other series of Armco Preferred Stock as to the payment of dividends and distribution of assets. Each share of Participating Preferred Stock will be entitled to receive a preferential quarterly dividend equal to the greater of (i) $75 or (ii), subject to certain adjustments, 200 times all dividends or other distributions, other than a dividend payable in shares of Armco Common Stock or a subdivision of the outstanding shares of Armco Common Stock, declared on the Armco Common Stock, since the last dividend payment date. In the event of any liquidation of Armco, the holders of the Participating Preferred Stock will receive a preferred liquidation payment of $7,000 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, and, if greater, will be entitled to receive an aggregate liquidation payment equal to 200 times the payment made per share of Armco Common Stock, subject to certain adjustments. Each share of Participating Preferred Stock will have one vote. The Participating Preferred Stock is not convertible into Armco Common Stock or any other security of Armco, and is not redeemable. The foregoing rights of the Participating Preferred Stock are protected against dilution in the event additional shares of Armco Preferred Stock or other capital stock are issued pursuant to a stock split, stock dividend or similar recapitalization.

Miscellaneous

     The Armco Common Stock has no conversion rights, and there are no redemption or sinking fund provisions applicable thereto.

     The Fifth Third Bank is transfer agent and registrar for the Armco Common Stock, $2.10 Preferred Stock, $3.625 Preferred Stock and $4.50 Preferred Stock.

     The Armco Common Stock, $2.10 Preferred Stock, $3.625 Preferred Stock and $4.50 Preferred Stock are traded on the New York Stock
Exchange, the principal market therefor. In addition, the Armco Common Stock is traded on the Midwest Stock Exchange and other regional exchanges.
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